SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/14/05


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

685,364

8. SHARED VOTING POWER

39,244

9. SOLE DISPOSITIVE POWER

2,183,096_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,183,096

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.73%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.7 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have submitted a shareholder proposal (see
Exhibit 1).

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A. Shareholder proposal

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/16/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein











Exhibit A.

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net




                                   November 14, 2005

The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Board Members:

We have beneficially owned shares of The New Germany Fund, Inc. ("the "Fund") worth more than $2,000 continuously for more than one year (as evidenced by a schedule 13D filing we are making containing this letter) and we intend to continue ownership of our shares through the date of the Fund's next annual meeting.
We are submitting the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next annual meeting which we intend to attend either in person or by proxy.

RESOLVED: The shareholders request that the board of directors promptly take the steps necessary to open-end the Fund or otherwise enable shareholders to realize net asset value ("NAV") for their shares.

                         Supporting Statement

The Fund has traded at a discount to its NAV for a very long time. Open-ending will cause the shares to trade at NAV and thus eliminate the discount.

In 2004, shareholders voted by a margin of 61-to-39 in favor of a proposal requesting that the board of directors promptly take the steps necessary to open-end the Fund or otherwise enable stockholders to realize NAV for their shares. The board said that vote was not enough to convince them to open-end the Fund. In 2005 shareholders again supported a similar proposal by an even larger margin, this time by 71-to-29 but the directors again refused to bend. If we keep sending similar messages that we want to open-end the Fund, perhaps the board will eventually pay attention to us.

Like the brutal regime that erected the infamous Berlin Wall to keep East Germans from escaping to a free and prosperous West Germany, our Fund's board of directors has thus far kept us trapped in a closed-end fund against our wishes. Of course, as you know, after more than 28 years, Communist East Germany finally opened its borders to the West in 1989, including the Berlin Wall. The first woman who stepped to freedom said, "I am no longer a prisoner." We are hopeful that it won't take twenty-eight years before the board of directors listens to us and open-ends our Fund. Then we too can say, "We are no longer prisoners of the discount."
If you do not want to remain a prisoner of the discount forever, please vote for this proposal.

                                        Very truly yours,


                                   Phillip Goldstein
                        Portfolio Manager